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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Deutsche Telekom AG ("DT")
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   (Last)                            (First)              (Middle)

Friedrich - Ebert - Allee 140
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                                    (Street)

Bonn                                 Germany                53113
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________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

8/26/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Powertel, Inc. (PTEL) (the "Company")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

See Attachment A
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

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                                      Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

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
Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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                                                                                                             D*           N/A
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Explanation of Responses:

See Attachement A



Deutsche Telekom AG

By:          /s/ Kevin Copp                               September 5, 2000
     ---------------------------------------------      -----------------------
                 Kevin Copp                                      Date
                 Head of International
                 Legal Affairs
        **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




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                                                                    Attachment A

Reporting Person:             Deutsche Telecom AG
                              Friedrich-Ebert-Allee 140
                              Bonn Germany  53113

Date of Reporting Event:      August 26, 2000
Issuer:                       Powertel, Inc. (PTEL)


                            EXPLANATION OF RESPONSES

         On August 26, 2000, DT and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction of certain conditions, a newly formed wholly-owned Delaware subsidiary of DT will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation. As a result of the Merger, the Company will become a wholly-owned subsidiary of DT.

         As a condition to DT's agreeing to enter into the Merger Agreement, certain stockholders of the Company (the "Stockholders" ) have entered into Stockholders Agreements with DT, dated as of August 26, 2000 (collectively, the "Stockholders Agreements"), pursuant to which the Stockholders have agreed to vote their shares in the Company in favor of the Merger Agreement and the Merger and have agreed to vote against, and not to consent to, any Alternative Transaction (as defined in the Stockholders Agreements). DT disclaims beneficial ownership of the shares owned by the Stockholders that are subject to the Stockholder Agreements.

         The Merger Agreement and other related agreements are described in more detail in DT's Statement on Schedule 13D under the Securities Exchange Act of 1934 on the Company, dated September 5, 2000.




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